EXHIBIT 99.1

Evaxion presents promising results on EVX-B1, an AI-designed vaccine against Staphylococcus aureus

  EVX-B1, a vaccine against Staphylococcus aureus (S. aureus) containing AI-identified antigens, is highly protective against S. aureus disease in preclinical animal models
  EVX-B1 immunization resulted in complete bacterial clearance of S. aureus in multiple organs

COPENHAGEN, Denmark, July 31, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the discovery and development of AI-powered immunotherapies, presents promising results of EVX-B1 at the Staphylococcal Diseases Gordon Research Conference in New Hampshire, USA.

“I am excited to present the impressive results of EVX-B1 at the Gordon Research Conference. The demonstration of full disease protection and complete bacterial clearance marks a significant advancement in the fight against this widespread and often antibiotic-resistant pathogen. With the many previous unsuccessful attempts to develop an effective S. aureus vaccine, EVX-B1 instills renewed hope in the battle against the bacteria,” said Steven Projan, PhD, Scientific Advisor to Evaxion and poster presenter.

EVX-B1 has been designed using Evaxion’s proprietary AI technology for vaccine target discovery. The AI technology has enabled the identification of novel S. aureus antigens, paving the way for the development of a vaccine with potential for broad protection against clinically relevant strains.

EVX-B1 induces strong immune responses, both cellular and humoral, that translate to a high level of protection in preclinical models for skin infection and sepsis. Importantly, EVX-B1 prevents both the development of disease and effectively eliminates the infection itself. In a 12-month immunogenicity study, EVX-B1 induced high and long-lasting antibody titers. A booster immunization substantially increased the immune response, protecting against S. aureus infection. The EVX-B1 vaccine candidate is ready for non-clinical development, CMC, and subsequent clinical testing.

“The remarkable performance of EVX-B1 in state-of-the-art animal models is a testament to our innovative approach and the power of computational target discovery. We are excited about the potential impact this vaccine could have in preventing S. aureus infections, which have long posed significant challenges to global health and where antibiotic resistance is developing fast,” said Birgitte Rønø, Chief Scientific Officer at Evaxion.

The poster entitled “EVX-B1: An AI-designed vaccine against Staphylococcus aureus, demonstrating full disease protection and complete bacterial clearance” is presented at the Staphylococcal Diseases Gordon Research Conference in New Hampshire, USA, taking place from 30th of July to 4th of August this year (https://www.grc.org/staphylococcal-diseases-conference/2023/).

About S. aureus infections
The S. aureus bacteria are usually harmless but can cause serious infections, leading to sepsis or death. S. aureus is causing severe hospital-acquired infections. Antibiotic-resistant S. aureus, particularly Methicillin-resistant S. aureus (MSRA) infections, are of critical concern and remain a prevention priority. According to the CDC, nearly 120,000 bloodstream infections with 20,000 associated deaths were reported in 2019 (https://www.cdc.gov/mmwr/volumes/68/wr/mm6809e1.htm). The estimated annual economic impact of MRSA on US hospitals alone is $3.2-4.2 billion.

About EDEN
Our proprietary EDEN platform rapidly identifies novel, highly protective antigens for the use in pathogen-specific prophylactic vaccines against bacteria. Within EDEN, our proprietary algorithms allow us to predict and identify those antigens we believe will trigger a robust, protective immune response against almost any bacterial infectious disease. The input to the AI models is a feature transformation of the protein data set, in which several global and sequence-resolved properties are extracted. These structural and functional features have been selected for their relevance in protein chemistry, immunology, protein structure and ability to guide the network in discriminating protective versus non-protective antigens.

About Evaxion
Evaxion Biotech A/S is a pioneering company developing AI-powered immunotherapies. Evaxion’s proprietary and scalable AI technologies decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of candidates, including three personalized cancer immunotherapies. It is located in Hørsholm, Denmark, listed on the Nasdaq New York stock exchange. For more information, please visit www.evaxion-biotech.com.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

For more information:
Evaxion Biotech A/S
Per Norlén
Chief Executive Officer
pno@evaxion-biotech.com